Debevoise & Plimpton LLP 66 Hudson Boulevard New York, NY 10001 +1 212 909 6000

December 5, 2024

Edwin Kim

Division of Corporation Finance

Office of Technology

100 F. Street N.E.

Washington, D.C. 20549

Re:	Windstream Parent, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed October 29, 2024 File No. 333-281068

Dear Mr. Kim:

This letter sets forth the responses of Windstream Parent, Inc. (the “Registrant”) to the comments contained in your letter, dated November 18, 2024, relating to Amendment No. 2 to the Registration Statement on Form S-4, filed by the Registrant on October 29, 2024 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 3.

Amendment No. 2 to the Registration Statement on Form S-4 filed October 29, 2024

Summary Historical Financial Data of Windstream, page 29

1.	We note your response to prior comment 1. Given that Adjusted EBITDA relates to a debt covenant, we believe it should only be disclosed in the Liquidity section of your filing and only as it relates to the debt covenant. Please revise accordingly.

The Registrant advises the Staff that it has removed all references to Windstream’s historical Adjusted EBITDA from Amendment No. 3, and the Registrant has expanded its disclosure relating to covenant compliance in the “Windstream’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 3.

Edwin Kim	2	December 5, 2024

Information about New Uniti, page 59

2.	We note your statement that, "On a pro forma basis, New Uniti generated approximately $4.3 billion and $2.1 billion of revenue and $1,110.4 million and $131.9 million of net income for the year ended December 31, 2023 and the six months ended June 30, 2024." Whenever referencing pro forma net income in your filing, please add disclosure stating what portion of that net income is non-recurring.

The Registrant advises the Staff that it has added disclosure in the “Information about New Uniti” section of Amendment No. 3 to state what portion of the pro forma net income for the year ended December 31, 2023 and the nine months ended September 30, 2024 is non-recurring.

3.	We note your response to prior comment 11. Please provide a more balanced discussion of New Uniti in your filing including highlighting that the network assets currently have economic obsolescence, are expected to continue to have excess service capacity, and discuss the rising replacement costs of assets used in telecommunications industry.

The Registrant advises the Staff that it has added disclosure to the “Information about New Uniti” section of Amendment No. 3 regarding these matters.

Unaudited Pro Forma Condensed Combined Financial Information, page 75

4.	We note your response to prior comment 2. Please clarify your disclosure as to how you considered guidance in ASC 805-10-55-12(b) given that Elliot affiliates will be the largest minority shareholders of New Uniti (i.e. they will own 34.02% of New Uniti per disclosure on page 292). Explain why Elliot affiliates will own 73.2% of New Uniti immediately prior to the acquisition. Also, disclose if the composition of the board is subject to change within a short period of time after the acquisition date.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Financial Information” section of Amendment No. 3 to clarify how the Registrant considered guidance in ASC 805-10-55-12(b) given that Elliott affiliates are expected to have the largest minority voting interest in New Uniti. The Registrant further revised the disclosure to clarify that the composition of the New Uniti Board is not subject to change within a short period of time after the acquisition date.

The Registrant further advises the Staff that Elliott and its affiliates currently beneficially own approximately 49.37% of the common units of Windstream. Upon completion of the Windstream Rights Offering and Windstream Tender Offer, Elliott and its affiliates are expected to acquire Rights Offering Warrants, which are non-voting warrants convertible into New Windstream Units. The Rights Offering Warrants may not be exercised if the exercise thereof would cause the holder to have an aggregate ownership greater than 49.9%, subject to the receipt of regulatory approvals allowing such holder’s aggregate ownership to exceed 49.9%, and will convert automatically into New Windstream Units immediately prior to the Internal Reorg Merger. As a result, the beneficial ownership of Elliott and its affiliates is expected to increase to 58.3% of Windstream Parent, Inc. for the period of time between the Internal Reorg Merger and the Closing.

Edwin Kim	3	December 5, 2024

The Registration Statement previously disclosed beneficial ownership figures, including Elliott’s ownership of up to 73.2% of Windstream Parent, Inc. following the Internal Reorg Merger and immediately prior to the Closing, assuming that (i) Elliott and the Legacy Investors would be the sole subscribers in the Windstream Rights Offering and (ii) all other Windstream equityholders would tender their equity interests in the Windstream Tender Offer. In Amendment No. 3, beneficial ownership immediately prior to the Merger is calculated based on actual participation in the Windstream Rights Offering and Windstream Tender Offer as of December 4, 2024, rather than assumed participation. Based on this actual participation, it is estimated that Elliott and its affiliates are expected to own approximately 58.33% of Windstream Parent, Inc. immediately prior to the Closing.

At the Closing, legacy Uniti stockholders will receive their pro rata share of New Uniti Common Stock representing approximately 62% of the Pro Forma Share Total, calculated in accordance with the Exchange Ratio and the existing holders of Windstream Parent, including Elliott and its affiliates, will be significantly diluted by the equity issuance to legacy Uniti stockholders. Following the Closing, Elliott and its affiliates are expected to beneficially own 27.90% of the total outstanding New Uniti Common Stock.

5.	We note your response to prior comment 3. Please present the range of possible results from a favorable and unfavorable outcome of the private letter ruling with equal prominence pursuant to Rule 11-02(a)(10) of Regulation S-X.

The Registrant advises the Staff that it has revised the “Unaudited Pro Forma Condensed Financial Information” section of Amendment No. 3 to present the range of possible results from a favorable and unfavorable outcome of the private letter ruling with equal prominence in the pro forma balance sheet and income statements pursuant to Rule 11-02(a)(10) of Regulation S-X. Further, Note 7F and Note 7NN have been added to the “Unaudited Pro Forma Condensed Financial Information” section to disclose the impact of an unfavorable private letter ruling outcome.

6.	We note your response to comment 5. Please clarify why your elimination of intercompany adjustments do not appear to balance. Please expand Note 9 to address this issue.

The Registrant advises the Staff that due to the differences in Uniti’s and Windstream’s historical accounting treatment of pre-existing relationship transactions, the elimination of these transactions do not balance. As detailed in the response to prior comment 6, the differences are primarily driven by Uniti and Windstream historical accounting for the 2020 Settlement Agreement and the tenant funded capital improvements (“TCIs”). Regarding the 2020 Settlement Agreement, Uniti recognized litigation expense in 2020 representing the present value of the settlement payments required under the 2020 Settlement Agreement and historically recognized accretion of the settlement payments as interest expense, while Windstream recognized the payments due from Uniti related to the 2020 Settlement Agreement at the date of lease modification as a reduction to Windstream’s operating lease liability which historically has affected the straight-line lease expense recognized for the Windstream Leases. Regarding the TCIs, Uniti historically recognized the cost basis of TCIs that are capital in nature as both PP&E and deferred revenue, while Windstream historically accounts for TCIs as leasehold improvements that are capitalized to fixed assets and depreciated over the shorter of the initial lease term or the useful life of the asset.

Edwin Kim	4	December 5, 2024

In addition to the two factors mentioned above and in response to prior comment 6, which were the primary drivers of the differences in Uniti and Windstream’s pre-existing relationship balances, Uniti recognized below-market lease intangible liabilities as part of third party leases acquired from Windstream pursuant to the Asset Purchase Agreement in 2020 and historically has amortized those liabilities into revenue over the lease term with Windstream. Further, Windstream historically recognized differences in the amount of growth capital improvements (“GCIs”) reimbursements from Uniti and the carrying value of the TCIs as gains. Uniti and Windstream separately evaluated and concluded on the accounting for these matters based on their independent assessment of the facts and judgements. The accounting guidance does not require entities to recognize transactions in the same manner with corresponding balancing entries as its counterparties. Accordingly, the elimination of the intercompany adjustments between the two entities reflected in the unaudited pro forma financial information do not balance. In response to the Staff’s comment, the Registrant has revised the disclosure in Note 9 of the “Unaudited Pro Forma Condensed Financial Information” section of Amendment No. 3 to disclose this information.

Regarding the presentation of the elimination of the pre-existing relationship balances between Uniti and Windstream, the Registrant has, in response to prior comment 5 and as filed in Amendment No.2, presented the elimination of intercompany transactions in a separate column in the unaudited pro forma statements of income and added Note 9 to disclose in detail the pre-existing relationship balances and related income statement impact between Uniti and Windstream. For the unaudited pro forma balance sheet, the Registrant has presented the elimination of Uniti’s historical balances related to pre-existing relationships with Windstream in the Merger Transaction Accounting column, and not in a separate column, as the Merger in effect settles the pre-existing relationships between Uniti and Windstream, resulting in the derecognition of the pre-existing relationships balances and a recognition of a gain related to the effective settlement of the pre-existing relationships in accordance with ASC 805. The elimination of Windstream’s historical balances related to pre-existing relationships with Uniti, on the other hand, is reflected as an adjustment to the historical Windstream balance sheet, as they impact the identifiable tangible and intangible assets acquired and liabilities assumed of Windstream. The Registrant has assessed and determined that this presentation within the unaudited pro forma balance sheet presents the elimination of pre-existing relationship activities in the most clear and meaningful manner.

7.	We note your response to prior comment 6. It appears that Windstream is accounting for the 2020 Settlement as a lease modification while Uniti is accounting for the 2020 Settlement as litigation expense. Given that this is the same transaction, tell us why the accounting is different and does not mirror one another.

As separate legal entities with separate management teams, both Windstream and Uniti assessed the accounting for the 2020 Settlement Agreement independent of one another. Furthermore, neither company disclosed the other as a related party in its respective historical financial statements. Because there is no specific authoritative guidance (nor published guidance by the larger accounting firms) directly related to the accounting for the settlement, significant management judgment was required to determine the appropriate accounting treatment for each company. Both Windstream and Uniti separately assessed the facts and circumstances associated with the settlement and formed their own accounting positions and conclusions. Each company engaged in internal discussions with its respective auditors.

Edwin Kim	5	December 5, 2024

The Registrant advises the Staff that Windstream’s basis for accounting for the 2020 Settlement Agreement as a lease modification was outlined in its responses to the prior comments 18 and 19 and is further supplemented by the Registrant’s response to comment 22 below.

As previously communicated, Uniti accounted for the settlement of litigation in connection with 2020 Settlement Agreement as litigation expense that can be separated from the other components of the 2020 Settlement Agreement. The basis of accounting is documented in Uniti’s preclearance submission letter dated on July 9, 2020 to the Office of the Chief Accountant and the subsequent confirmation letter on August 11, 2020.

8.	We are considering your responses to prior comments 6, 18 and 20 and may have additional comments.

The Registrant acknowledges the Staff’s comment and will await the Staff’s further consideration and comment.

9.	We note your response to prior comment 13. Please provide a footnote explaining with quantitative detail what makes up $429 million cash consideration to be paid by Uniti to Windstream.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 3 to explain with quantitative detail the components of the $429 million cash consideration to be paid by Uniti to Windstream.

10.	Please total in footnote 2B the various amounts impacting additional paid-in capital so that this amount agrees with the amount of the corresponding adjustment appearing on the pro forma balance sheet on page 79.

The Registrant advises the Staff that it has revised the disclosure in Note 2B of the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 3 to disclose the total additional paid-in capital impact so that it agrees with the amount of the corresponding adjustment presented within the pro forma balance sheet.

11.	With regard to valuation of assets acquired, please explain in detail why the values of PP&E and deferred tax asset were significantly modified in this amendment. Tell us if you learned something new or whether you changed your valuation methodology.

The Registrant advises the Staff that the methodology to value Windstream’s property, plant and equipment (“PP&E”) has remained consistent and the calculated depreciated replacement cost new (“DRCN”) of PP&E prior to the application of economic obsolescence has remained consistent. However, the indicated amount of economic obsolescence has changed since Amendment No. 2 due to changes in purchase consideration. The Registrant refers to its response to prior comment 9:

Edwin Kim	6	December 5, 2024

“[T]he purchase consideration is subject to continual change up until Closing based upon changes to the price of Uniti Common Stock […] Where the analysis of the total purchase consideration plus assumed liabilities […] is lower than the sum of the initial value ascribed to all the individual asset groups, it is an indication of [economic obsolescence] attributable to the qualifying assets of the business. To balance the value of total asset support and the value allocated to all assets of the business, an adjustment is made to qualifying assets […] to reduce their value to a level that can be supported by the economic value of the business, less non-qualifying assets.”

From Amendment No. 1 to Amendment No. 2, the purchase consideration increased from $1,516 million to $1,868 million, primarily due to changes in Uniti’s stock price. The purchase consideration increased the balance of total asset support and decreased the magnitude of the economic obsolescence adjustment applied to the DRCN of PP&E.

The Registrant notes that the value of PP&E may continue to change between the date of this proxy statement/prospectus and the Closing based on various factors including, but not limited to, purchases, sales, or retirements of Windstream’s fixed assets, changes to Uniti’s stock price, replacement costs, and the values of other identifiable intangible assets.

The Registrant advises the Staff that from Amendment No.1 to Amendment No.2, the purchase accounting adjustment to reflect the incremental difference in book and tax basis from the step up in fair value of Windstream's net assets still resulted in a deferred tax liability balance for New Uniti. Additionally, in Amendment No.2, the deferred tax liability balance was then further offset by the deferred tax asset impact of assuming a favorable private letter ruling, such tax effect of the private letter ruling was not reflected in the prior filings. Subsequently, if a favorable private letter ruling is not obtained, there would not be a deferred tax asset impact, instead, a deferred tax liability would be separately recognized. As such, the change in the deferred tax balance is not a result of the changes in the valuation methodology, rather, the change is primarily driven by the inclusion of the scenarios relating to the private letter ruling.

12.	Please quantify the amounts netted in adjustment 2J.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 3 to quantify the amounts netted in adjustment 2J.

13.	Regarding adjustments 4A and 4B, please provide specific explanations for the reductions in property, plant and equipment. It is unclear why the adjustments are being made as apart of an elimination of pre-existing relationships. Normally an acquisition of tangible property would be recorded at fair value in the purchase price allocation.

The Registrant advises the Staff that the adjustments in Note 4 represent balances related to pre-existing relationships between Uniti and Windstream that were identified and eliminated from the historical Windstream balance sheet. The Registrant has updated Note 4 in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 3 to clarify these amounts do not represent assets or liabilities of New Uniti and thus have been eliminated from the historical Windstream balance sheet as they will not be part of the identifiable assets acquired and liabilities assumed by Uniti. Specifically, the PP&E amounts represent balances on Windstream’s books related to pre-existing relationships with Uniti that, based on historical accounting, are also included on Uniti’s historical books and therefore need to be eliminated. Adjustment 4A relates to elimination of TCI assets that both Uniti and Windstream historically capitalized as fixed assets. Refer to response for prior comment 6 for additional information on the historical accounting treatment for TCIs. Adjustments 4B relates to assets from other leasing arrangements where Uniti is the lessor and Windstream is the lessee. Windstream historically classified these arrangements as finance leases, whereas Uniti historically concluded these arrangements as operating leases. As such, both companies recorded these assets in their respective PP&E balances based on their historical accounting assessment. All assets and liabilities of Windstream being assumed by Uniti will be recorded at fair value in the purchase price allocation.

Edwin Kim	7	December 5, 2024

14.	We refer to adjustment 5AA. Please show the details of the amounts netted in the adjustment. Explain why additional debt resulted in less interest expense. Also, adjust for debt extinguishment expense as noted in adjustment 5D.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 3 to show the details of the amounts netted in adjustment 5AA.

The net adjustment to interest expense in 5AA from the Windstream Refinancing Transactions is calculated as the additional interest expense related to the issuance of the Windstream 2031 Notes and the Windstream 2024 Term Loan, offset by the elimination of interest expense related to the repayment of the historical Windstream Initial Term Loan and Windstream Incremental Term Loan. Compared to the historical term loans that were repaid, the total carrying value of the new debt is higher, however the weighted average interest rate of the new debt is lower. These factors resulted in a net increase to interest expense for the year ended December 31, 2023 and a net decrease to interest expense for the nine months ended September 30, 2024.

The pro forma income statement was not adjusted for the impact of the debt extinguishment expense described in adjustment 5D as the expense is a pre-closing expense related to the accounting acquiree, Windstream. The pro forma financial information reflects the accounting for the combined company of which Uniti is the accounting acquirer and predecessor for the financial statements, and this is not an expense that will be recorded by Uniti or the combined company.

Edwin Kim	8	December 5, 2024

15.	Please quantify the amounts netted in adjustment 5D. Confirm all aspects of the debt refinancing, as noted on pages F-94 and F-95, are included in the adjustment.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 3 to quantify the amounts netted in adjustment 5D. The Registrant also confirms all aspects of the debt refinancing, as noted in prior Amendment No. 2 pages F-94 and F-95, are included in adjustment 5D.

16.	We note disclosure on page 47 that states, "Following the Closing, New Uniti may, but is not required to, consummate the Post-Closing Reorganization, which would combine Windstream’s and Uniti’s debt into a single silo capital structure with a common parent entity." Tell us how you considered whether the effect of combining Windstream's and Uniti's debt should be presented in the pro forma financial statements.

The Registrant advises the Staff that the unaudited pro forma financial information is prepared under the assumption that Windstream’s and Uniti’s debt would not be combined into a single silo capital structure with a common parent entity. However, should New Uniti combine Windstream’s and Uniti’s debt into a single silo capital structure, the Registrant believes that such event would not have a material accounting impact on New Uniti’s financial statements.

17.	On page 27 you state, "The new supplemental indenture to the Windstream 2028 Notes Indenture became effective on September 18, 2024, but the Windstream 2028 Notes Indenture Amendments included therein will not become operative until the date the consent fee is paid." Tell us how this is reflected in your pro forma financial statements and / or revise accordingly.

The Registrant advises the Staff that, aside from the inclusion of the consent fee, the Registrant assessed that there is no other accounting impact to the pro forma financial information from the Windstream 2028 Notes supplemental indenture and amendments as these agreements do not impact the historical accounting for the Windstream 2028 Notes. The consent fee is expected to be paid by Windstream shortly prior to the Closing regardless of whether New Uniti determines to consolidate its debt into a single silo capital structure. As such, the consent fee has been reflected in the unaudited pro forma financial information as part of the adjustment in Note 5D to record Windstream’s net proceeds as part of the Windstream Refinancing Transactions.

18.	Please explain in footnote 7D your rationale for recording the deferred tax assets net of a valuation allowance of $448.4 million.

The Registrant advises the Staff that the deferred tax assets and liabilities are recognized under the asset and liability method for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. As of each reporting date, the Registrant considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets. The Registrant has evaluated sources of future taxable income, including the Registrant’s deferred tax liabilities and available tax planning strategies, and determined that there is not sufficient evidence to conclude that it is more likely than not that all of its deferred tax assets are realizable, and therefore, a valuation allowance has been recorded. Per the requirements set forth in ASC 740-10-45-6, all deferred tax liabilities and assets, as well as the related valuation allowance, have been offset and presented as a single noncurrent amount.

Edwin Kim	9	December 5, 2024

19.	Please expand footnote 7CC so that your calculation of the adjustment to depreciation expense is transparent.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 3 to expand footnote 7CC so that the calculation of the adjustment to depreciation expense is transparent.

20.	Please expand footnote 7DD so that your calculation of the adjustment to amortization expense is transparent. This should include the calculation of total pro forma amortization based upon the assigned useful lives of acquired intangible assets less the amortization recorded in the historic financial statements.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 3 to expand footnote 7DD to disclose the calculation of total pro forma amortization based upon the assigned useful lives of acquired intangible assets less the amortization recorded in the historic financial statement.

Liquidity and Capital Resources Following the Merger, page 157

21.	Disclose if legacy Windstream and Uniti have been in compliance with their debt covenants for the periods presented. Also, discuss the covenant compliance obligations following the merger.

The Registrant advises the Staff that it has added disclosure to the “Liquidity and Capital Resources Following the Merger” section of Amendment No. 3 to discuss the covenant compliance obligations following the Merger, and to disclose that legacy Windstream and Uniti have been in compliance with their debt covenants for all periods presented in Amendment No. 3.

Windstream Holdings II, LLC Consolidated Financial Statements

Leases, page F-38

22.	It is not clear to us why you allocated $400 million in settlement payments to the 1.8 million fiber strands miles relinquished by Windstream. This allocation does not seem to agree with Section 8 of the Settlement Agreement which states, “The APA Purchase Price and IRU Purchase Price will constitute consideration for the Acquired Assets and the reversion of Windstream’s exclusive right to use the UOWL fiber strand miles unless such amounts are materially inconsistent with the appraisal of such assets.” Please explain.

The Registrant advises the Staff that, as outlined in its response to prior comment 18, the settlement with Uniti included the following agreements: Settlement Agreement and Amended and Restated ILEC and CLEC Master Leases, Asset Purchase Agreement, Windstream indefeasible rights of use (“IRU”) Contract, and Operations and Maintenance Agreement.

Edwin Kim	10	December 5, 2024

In accordance with ASC 842-10-25-19, two or more contracts, at least one of which is or contains a lease, entered at or near the same time and with the same counterparty (or related parties) are accounted for as if they were a single contract, if one of the following criteria are met:

•	The contracts are negotiated as a package with a single commercial objective.

•	The amount of the consideration in one contract depends on the price or performance of the other contracts.

•	The rights to use the underlying assets conveyed in the contracts (or some of the rights of use conveyed in the contracts) represent a single lease component in accordance with ASC 842-10-15-28.

Because Windstream negotiated the terms of each of these aforementioned agreements with a single objective in mind (i.e., the resolution of certain claims and causes of action brought by Windstream against Uniti related to the original master lease agreement) and the amount of consideration to be paid in one agreement depended on the price or performance of the other agreements, Windstream accounted for these agreements as a single contract in accordance the guidance in ASC 842-10-25-19. In doing so, Windstream determined that the value of the underlying assets and contracts was different than the amounts specifically referenced in Section 8(a) of the 2020 Settlement Agreement.

Edwin Kim	11	December 5, 2024

As outlined in the Registrant’s response to prior comment 18, Windstream's position is that the total consideration received by Windstream under the various agreements totaled a present value of $684.5 million consisting of the following:

•	$400.0 million payable in quarterly cash installments over five years.

•	$40.0 million cash payment for the purchase of certain Windstream-owned fiber assets and IRU contracts.

•	$244.5 million cash payment from Uniti’s issuance of its common stock.

Under ASC 842, consideration should generally be allocated to the lease and nonlease components based on relative standalone price. Of the total cash consideration to be received by Windstream of $679.5 million (net of $5.0 million paid to Uniti for deferred revenue related to the sold IRU contracts), Windstream allocated the consideration to the lease and nonlease components of the various agreements based on the relative standalone selling price or estimated fair value in the case in which a standalone selling price did not exist.

To determine the fair value of the fiber strand miles relinquished by Windstream (“reversion strands”), Windstream used the present value of its future payments to Uniti under the master lease attributable to the reversion strands, which proportion was determined by leveraging an independent appraisal of the leased assets. This fair value was used as the basis in Windstream's allocation of total consideration to all lease and nonlease components in accordance with the guidance in ASC 842-10-15-28 through ASC 842-10-15-42, resulting in the allocation of $400.0 million to the reversion strands.

23.	Please update your financial statements for the nine months ended September 30, 2024.

The Registrant advises the Staff that it has included financial statements for the nine months ended September 30, 2024 in Amendment No. 3.

* * * * *

Edwin Kim	12	December 5, 2024

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6121 or Steven J. Slutzky at (212) 909-6036.

Sincerely,

/s/ Benjamin R. Pedersen

cc:	Inessa Kessman
Robert Littlepage
Jan Woo
U.S. Securities and Exchange Commission

Kristi M. Moody
Paul H. Sunu
Windstream Parent, Inc.

Steven J. Slutzky
Debevoise & Plimpton LLP

H. Oliver Smith, Esq.
Evan Rosen, Esq.
Michael Kaplan, Esq.
Davis Polk & Wardwell LLP